Dreyfus
Growth Opportunity
Fund, Inc.

ANNUAL REPORT February 28, 2007



Dreyfus
A Mellon Financial Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Growth Opportunity Fund, Inc., covering the 12-month period from March 1, 2006, through February 28, 2007.

Despite a sudden bout of market volatility near the end of February 2007, the U.S. stock market fared relatively well over the course of the fiscal year. Stock prices generally were propelled higher by stabilizing short-term rates, moderate inflationary pressures and robust corporate earnings. Although the U.S. economy has shown some signs of decelerating, our chief economist currently feels the risk of a full-blown recession is extremely small.

We remain optimistic about the sustainability of the economic expansion. Over the long term, productivity has increased as modern technologies and efficient business practices helped to limit cyclical inflation pressures around the world. Over the more immediate term, a warm winter in the United States and historically low interest rates have helped to mitigate the risks a weakening U.S. housing sector have on business and consumer confidence. The overall result has been to bolster investor sentiment and stock prices. As always, your financial consultant can help you identify the investments that may be most likely to help you profit from these trends.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio managers.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
March 15, 2007



DISCUSSION OF FUND PERFORMANCE

Elizabeth Slover, Martin Stephan and Barry Mills, Portfolio Managers

How did Dreyfus Growth Opportunity Fund perform relative to its benchmark?

For the 12-month period ended February 28, 2007, the fund produced a total return of 6.61%.[1] In comparison, the fund's benchmark, the Russell 1000 Growth Index (the "Index"), produced a total return of 8.05% for the same period.[2]

Although investors were concerned during the first half of the reporting period about rising interest rates and surging energy prices, investor confidence improved over the second half as rates stabilized and inflationary pressures subsided.

What is the fund's investment approach?

In seeking long-term capital growth consistent with the preservation of capital, the fund invests at least 80% of its assets in stocks issued primarily by U.S. companies. The fund also may invest up to 25% of its assets in foreign securities. Current income is a secondary goal. We employ both "bottom-up" and "top-down" approaches to create a portfolio of growth stocks. Our "top-down" analysis of economic, market or industry trends may lead to overweight or underweight positions in certain market sectors. We then use "bottom-up" fundamental analysis within those sectors to identify companies with sound financial health, growing earnings or cash flows, strong competitive positions and the presence of a catalyst that can trigger an increase in the company's stock price.

What other factors influenced the fund's performance?

Concerns regarding a potentially overheated economy, intensifying inflationary pressures and rising interest rates dampened the performance of U.S. stocks during the first half of the reporting period. However, equity markets rebounded sharply over the second half as economic growth moderated, energy prices fell and the Federal Reserve Board refrained from further rate hikes.

Our bottom-up analysis proved to be particularly successful in reading the business cycle of the industrials sector. Early in the reporting period, the fund was invested in a number of early-cycle industrials companies, such as construction machinery manufacturer Caterpillar, which we had regarded as undervalued. However, as the reporting period progressed, we grew concerned that the industrials sector's cyclical strength was abating, and we shifted to larger-cap multinationals, such as General Electric, that tend to do well under a variety of economic conditions. Aircraft manufacturer Airbus provided a trading opportunity as problems with A-380 production drove the stock down well below what we believed was its fundamental value. We took advantage of this and received the benefit as the market brought the stock back close to its fundamental value.

Relatively low exposure to home improvement and consumer electronics retailers aided the fund's results in the consumer discretionary sector, as weakness in housing markets and its potential impact on consumer spending negatively affected those industries. Conversely, the fund held positions in higher-end retailers Coach and Polo Ralph Lauren, which benefited from strong earnings growth. Robust consumer travel trends supported lodging holdings, such as Marriott International.

Several consumer staples companies contributed positively to the fund's relative performance. Food and tobacco giant Altria Group gained value after announcing a spin-off of its Kraft Foods unit, while dairy and soy foods producer Dean Foods and supermarket chain SUPERVALU achieved higher stock prices after successful corporate restructurings. Several multinational consumer staple holdings, including household goods provider Colgate-Palmolive, also advanced as energy and other commodity prices declined, reducing overhead costs.

In the materials sector, aggregate stone manufacturer Vulcan Materials benefited from increased sales and earnings, and chemical producer Celanese took steps to strengthen its financial profile during the reporting period, bolstering its share price.

On the other hand, the financial services and information technology sectors detracted from relative performance. Despite the overweight position in the Investment Banks/Brokers by the fund, not owning Goldman Sachs hurt performance, as did the position in securities exchange NASDAQ, which failed to acquire the London Stock Exchange. However, the fund's investment in non-benchmark name JP Morgan contributed positively. Although Internet media companies generally outperformed traditional media sources over the past few years, the reporting period saw a reversal of this trend as Yahoo! and Google fell in the wake of slowing growth rates. Semiconductor manufacturer Marvell Technology also faltered due to an options backdating scandal in which the company was implicated.

Other notable detractors from the fund's relative performance during the reporting period included women's apparel retailer Chico's FAS, which fell on expansion miscues and weak same-store sales comparisons, and auto retailer Advance Auto Parts, which reported lower-than-expected earnings.

What is the fund's current strategy?

We have continued to employ our bottom-up and top-down approaches to assemble a portfolio of stocks, which are considered to have high growth potential. As of the reporting period's end, we have reduced the fund's position in smaller-cap industrials stocks while increasing exposure to large-cap industrials. In the consumer staples area, we have favored multinational companies and may consider adding other large, global firms to the portfolio. We also may look for companies poised to benefit from corporate restructuring through the use of private equity.

March 15, 2007

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER, INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Russell 1000 Growth Index is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. Index return does not reflect fees and expenses associated with operating a mutual fund.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Growth Opportunity Fund, Inc. and the Russell 1000 Growth Index

Average Annual Total Returns *as of 2/28/07*

	1 Year	5 Years	10 Years
Fund	**6.61%**	**4.46%**	**3.12%**

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The above graph compares a $10,000 investment made in Dreyfus Growth Opportunity Fund, Inc. on 2/28/97 to a $10,000 investment made in the Russell 1000 Growth Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is a widely accepted, unmanaged large-cap index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Growth Opportunity Fund, Inc. from September 1, 2006 to February 28, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 28, 2007

Expenses paid per $1,000†	$ 5.52
Ending value (after expenses)	$1,099.70

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended February 28, 2007

Expenses paid per $1,000†	$ 5.31
Ending value (after expenses)	$1,019.54

† *Expenses are equal to the fund's annualized expense ratio of 1.06%; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

February 28, 2007

Common Stocks—98.6%	Shares	Value ($)
Consumer Discretionary—15.2%		
Coach	46,100 a	2,175,920
Comcast, Cl. A (Special)	91,050 a	2,317,222
Family Dollar Stores	72,700	2,106,119
Gap	109,900	2,108,981
Garmin	19,110 b	1,046,464
Marriott International, Cl. A	73,000	3,497,430
News, Cl. A	134,200	3,023,526
O'Reilly Automotive	31,500 a	1,084,545
Omnicom Group	16,900	1,751,009
Polo Ralph Lauren	29,100	2,531,118
Ross Stores	40,200	1,317,354
Staples	97,200	2,529,144
Starbucks	42,400 a	1,310,160
Target	35,900	2,208,927
VF	14,300	1,141,283
Walt Disney	51,900	1,778,094
		31,927,296
Consumer Staples—9.1%		
Altria Group	56,200	4,736,536
Clorox	25,200	1,596,672
Coca-Cola Enterprises	72,200	1,450,498
Colgate-Palmolive	32,200	2,168,992
CVS	54,500	1,711,845
Dean Foods	41,100 a	1,851,144
PepsiCo.	61,200	3,864,780
SUPERVALU	47,100	1,740,816
		19,121,283
Energy—5.1%		
Cameron International	25,200 a	1,428,588
Diamond Offshore Drilling	12,500 b	972,750
Hess	24,500	1,299,725
Marathon Oil	26,700	2,422,758
National Oilwell Varco	27,700 a	1,929,028
Valero Energy	17,500	1,008,875
XTO Energy	31,900	1,647,954
		10,709,678

Common Stocks (continued)	Shares	Value ($)
Financial—9.0%		
AmeriCredit	40,300 [a]	984,126
Capital One Financial	19,900	1,533,892
Countrywide Financial	26,400	1,010,592
Franklin Resources	11,100	1,303,029
IntercontinentalExchange	8,100 [a,b]	1,221,885
JPMorgan Chase & Co.	48,200	2,381,080
Merrill Lynch & Co.	38,900	3,255,152
MetLife	23,100	1,458,765
MGIC Investment	21,000	1,267,350
Nasdaq Stock Market	86,000 [a]	2,573,980
SLM	47,500	2,024,450
		19,014,301
Health Care—16.8%		
Abbott Laboratories	71,200	3,888,944
Allergan	17,010	1,900,187
Amgen	42,800 [a]	2,750,328
Biogen Idec	25,400 [a]	1,147,826
Celgene	29,300 [a]	1,561,690
Cerner	36,000 [a,b]	1,875,960
CIGNA	13,500	1,923,750
Covance	17,800 [a]	1,097,548
Cytyc	41,100 [a]	1,245,330
Eli Lilly & Co.	40,200	2,116,128
Gilead Sciences	33,310 [a]	2,383,663
IMS Health	63,000	1,819,440
McKesson	31,400	1,750,864
Medtronic	62,410	3,142,968
Merck & Co.	36,400	1,607,424
Quest Diagnostics	21,600	1,102,032
Schering-Plough	17,600	413,248
Thermo Fisher Scientific	27,100 [a]	1,226,817
Zimmer Holdings	29,300 [a]	2,470,869
		35,425,016
Industrials—13.3%		
3M	31,100	2,303,888
Emerson Electric	53,600	2,309,624

Common Stocks (continued)	Shares	Value ($)
Industrials (continued)		
Empresa Brasileira de Aeronautica, ADR	34,000	1,541,900
European Aeronautic Defence and Space	103,800	3,558,422
General Electric	253,100	8,838,252
Goodrich	53,700	2,633,985
Honeywell International	25,300	1,174,932
L-3 Communications Holdings	13,500	1,175,850
Norfolk Southern	24,400	1,156,560
Tyco International	39,500	1,217,785
US Airways Group	40,500 [a]	2,117,745
		28,028,943
Information Technology−24.1%		
Accenture, Cl. A	59,000	2,106,300
Adobe Systems	45,200 [a]	1,774,100
Apple Computer	37,300 [a]	3,155,953
Autodesk	70,300 [a]	2,892,845
Broadcom, Cl. A	54,600 [a]	1,861,314
Cognizant Technology Solutions, Cl. A	17,300 [a]	1,560,460
Foundry Networks	74,900 [a]	1,093,540
Google, Cl. A	10,900 [a]	4,899,005
Hewlett-Packard	101,600	4,001,008
JDS Uniphase	82,100 [a]	1,330,841
Microchip Technology	65,600	2,335,360
Microsoft	320,500	9,028,485
Network Appliance	48,500 [a]	1,875,495
Oracle	188,200 [a]	3,092,126
QUALCOMM	83,800	3,375,464
Sun Microsystems	202,900 [a]	1,243,777
Texas Instruments	88,900	2,752,344
Yahoo!	72,700 [a]	2,243,522
		50,621,939
Materials−2.9%		
Celanese, Ser. A	54,700	1,563,326
Cytec Industries	18,300	1,076,406
Praxair	28,100	1,733,489
Vulcan Materials	14,000	1,630,860
		6,004,081

Common Stocks (continued)	Shares	Value ($)
Technology–3.1%		
Cisco Systems	250,400 ª	**6,495,376**
Total Common Stocks		
(cost $182,307,578)		**207,347,913**

Other Investment–.7%		
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $1,468,000)	1,468,000 ᶜ	**1,468,000**

Investment of Cash Collateral for Securities Loaned–2.2%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $4,598,544)	4,598,544 ᶜ	**4,598,544**

Total Investments (cost $188,374,122)	**101.5%**	**213,414,457**
Liabilities, Less Cash and Receivables	**(1.5%)**	**(3,052,985)**
Net Assets	**100.0%**	**210,361,472**

ADR—American Depository Receipts

ª Non-income producing security.

ᵇ All or a portion of these securities are on loan. At February 28, 2007, the total market value of the fund's securities on loan is $4,546,287 and the total market value of the collateral held by the fund is $4,598,544.

ᶜ Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Information Technology	24.1	Energy	5.1
Health Care	16.8	Technology	3.1
Consumer Discretionary	15.2	Money Market Investments	2.9
Industrials	13.3	Materials	2.9
Consumer Staples	9.1		
Financial	9.0		**101.5**

† Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
February 28, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $4,546,287)–Note 1(c):		
Unaffiliated issuers	182,307,578	207,347,913
Affiliated issuers	6,066,544	6,066,544
Cash		6,294
Receivable for investment securities sold		3,135,213
Dividends receivable		310,893
Receivable for shares of Common Stock subscribed		19
Prepaid expenses		14,548
		216,881,424
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		180,170
Liability for securities on loan–Note 1(c)		4,598,544
Payable for investment securities purchased		1,624,961
Payable for shares of Common Stock redeemed		45,336
Interest payable–Note 2		284
Accrued expenses		70,657
		6,519,952
Net Assets ($)		**210,361,472**
Composition of Net Assets ($):		
Paid-in capital		181,396,583
Accumulated undistributed investment income–net		275,504
Accumulated net realized gain (loss) on investments		3,649,050
Accumulated net unrealized appreciation (depreciation) on investments		25,040,335
Net Assets ($)		**210,361,472**
Shares Outstanding		
(100 million shares of $.001 par value Common Stock authorized)		23,682,344
Net Asset Value, offering and redemption price per share ($)		**8.88**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended February 28, 2007

Investment Income ($):	
Income:	
Cash dividends (net of $2,818 foreign taxes withheld at source):	
Unaffiliated issuers	2,424,310
Affiliated issuers	167,879
Interest	14,943
Income from securities lending	4,133
Total Income	**2,611,265**
Expenses:	
Management fee–Note 3(a)	1,595,078
Shareholder servicing costs–Note 3(b)	409,295
Professional fees	61,545
Prospectus and shareholders' reports	47,616
Registration fees	37,584
Directors' fees and expenses–Note 3(c)	26,564
Custodian fees–Note 3(b)	19,634
Loan commitment fees–Note 2	2,575
Interest expense–Note 2	343
Miscellaneous	12,609
Total Expenses	**2,212,843**
Investment Income–Net	**398,422**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	17,020,006
Net unrealized appreciation (depreciation) on investments	(3,976,684)
Net Realized and Unrealized Gain (Loss) on Investments	**13,043,322**
Net Increase in Net Assets Resulting from Operations	**13,441,744**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended February 28,	
	2007	2006
Operations ($):		
Investment income−net	398,422	435,579
Net realized gain (loss) on investments	17,020,006	23,982,155
Net unrealized appreciation (depreciation) on investments	(3,976,684)	(1,979,813)
Net Increase (Decrease) in Net Assets Resulting from Operations	**13,441,744**	**22,437,921**
Dividends to Shareholders From ($):		
Investment income−net	(553,341)	(589,478)
Net realized gain on investments	(13,424,451)	−
Total Dividends	**(13,977,792)**	**(589,478)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	4,494,781	11,207,973
Dividends reinvested	13,486,468	562,501
Cost of shares redeemed	(31,597,833)	(35,932,018)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(13,616,584)**	**(24,161,544)**
Total Increase (Decrease) in Net Assets	**(14,152,632)**	**(2,313,101)**
Net Assets ($):		
Beginning of Period	224,514,104	226,827,205
End of Period	**210,361,472**	**224,514,104**
Undistributed investment income−net	275,504	430,423
Capital Share Transactions (Shares):		
Shares sold	511,468	1,341,257
Shares issued for dividends reinvested	1,528,178	71,203
Shares redeemed	(3,592,821)	(4,276,577)
Net Increase (Decrease) in Shares Outstanding	**(1,553,175)**	**(2,864,117)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Fiscal Year Ended February,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	8.90	8.07	8.04	5.99	7.76
Investment Operations:					
Investment income−net[a]	.02	.02	.05	.04	.02
Net realized and unrealized gain (loss) on investments	.56	.83	.04	2.04	(1.77)
Total from Investment Operations	.58	.85	.09	2.08	(1.75)
Distributions:					
Dividends from investment income−net	(.02)	(.02)	(.06)	(.03)	(.02)
Dividends from net realized gain on investments	(.58)	–	–	–	–
Total Distributions	(.60)	(.02)	(.06)	(.03)	(.02)
Net asset value, end of period	8.88	8.90	8.07	8.04	5.99
Total Return (%)	6.61	10.58	1.12	34.81	(22.62)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.04	1.02	1.04	1.03	1.06
Ratio of net investment income to average net assets	.19	.19	.66	.50	.32
Portfolio Turnover Rate	101.93	85.41	103.82	78.29	72.32
Net Assets, end of period ($ x 1,000)	210,361	224,514	226,827	250,822	200,232

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Growth Opportunity Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide long-term capital growth consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the

National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on the exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after

November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by cash collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. It is the fund's policy that collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At February 28, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $2,045,100, undistributed capital gains $4,186,018 and unrealized appreciation $22,733,771.

The tax character of distributions paid to shareholders during the fiscal periods ended February 28, 2007 and February 28, 2006 were as follows: ordinary income $553,341 and $589,478, and long term capital gains $13,424,451 and $0, respectively.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended February 28, 2007 was approximately $6,000, with a related weighted average annualized interest rate of 5.67%.

NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1 ½% of the value of the fund's average daily net assets, the Manager will bear such excess expense. During the period ended February 28, 2007, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended February 28, 2007, the fund was charged $237,081 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 28, 2007, the fund was charged $117,644 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended February 28, 2007, the fund was charged $19,634 pursuant to the custody agreement.

During the period ended February 28, 2007, the fund was charged $4,127 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $135,264, shareholder services plan fees $18,000, custody fees $4,780, chief compliance officer fees $2,726 and transfer agency per account fees $19,400.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 28, 2007, amounted to $213,369,304 and $240,898,995, respectively.

At February 28, 2007, the cost of investments for federal income tax purposes was $190,680,686; accordingly, accumulated net unrealized appreciation on investments was $22,733,771, consisting of $27,349,698 gross unrealized appreciation and $4,615,927 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Growth Opportunity Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus Growth Opportunity Fund, Inc., including the statement of investments, as of February 28, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of February 28, 2007 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Growth Opportunity Fund, Inc., at February 28, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
April 9, 2007

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $.1090 per share as a long-term capital gain distribution of the $.1270 per share paid on June 29, 2006, and also designates $.4660 per share as a long-term capital gain distribution of the $.4710 per share paid on December 15, 2006. The fund also hereby designates 100% of the ordinary dividends paid during the fiscal year ended February 28, 2007 as qualifying for the corporate dividends received deduction. For the fiscal year ended February 28, 2007, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $553,341 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2008 of the percentage applicable to the preparation of their 2007 income tax returns.

PROXY RESULTS (Unaudited)

A Special Meeting of Shareholders of Dreyfus Growth Opportunity Fund, Inc. was held on June 29, 2006. Out of a total of 24,624,458.573 shares ("Shares") entitled to vote at the meeting, a total of 9,585,353.687 were represented at the Meeting, in person or by proxy. The following matter was duly approved of the holders of the Fund's outstanding Shares as follows:

	Shares	
	Votes For	Authority Withheld
To elect additional Board Members:		
Peggy C. Davis†	8,863,702	721,652
Joseph S. DiMartino	8,866,652	718,702
David P. Feldman	8,868,337	717,017
Ehud Houminer†	8,859,858	725,496
Gloria Messinger†	8,839,534	745,819
Anne Wexler†	8,791,571	793,783

† Each new Board member's term commenced on September 26, 2006.
  In addition to Joseph S. DiMartino and David P. Feldman, James F. Henry, Dr. Paul A. Marks and Dr. Martin Peretz continue as Board members of the fund.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 190

——————————

Peggy C. Davis (64)
Board Member (2007)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 80

——————————

David P. Feldman (67)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 57

BOARD MEMBERS INFORMATION (Unaudited) *(continued)*

James F. Henry (76)
Board Member (1971)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 48

————————

Ehud Houminer (66)
Board Member (2007)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
- Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 78

————————

Gloria Messinger (77)
Board Member (2007)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 48

Dr. Martin Peretz (67)
Board Member (1971)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2002)
• Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Adviser
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 48

———————

Anne Wexler (77)
Board Member (2007)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 57

———————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status on December 31st of the calendar year in which the Board Member reaches age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Rosalind G. Jacobs, Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 190 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1998.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 206 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 202 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus
Growth Opportunity Fund, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DREQX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2007 Dreyfus Service Corporation   0018AR0207